UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THESECURITIES EXCHANGE ACT OF 1934
For the month of NOVEMBER 2007.
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date 4 December 2007
By /s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

1 November 2007. Reuters Group PLC — Voting Rights and Capital
Reuters Group PLC — Voting Rights and Capital
Update as required for October 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 October 2007, the Company’s capital consists of 1,401,296,455 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,265,436,455 ordinary shares.
The above figure (1,265,436,455) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

2 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 1 November 2007 it has 1,265,397,257 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
In the Rule 2.10 announcement by Reuters Group PLC on 31 October 2007 the number of ordinary shares of 25 pence each in issue was incorrectly stated as 1,265,436,455. The correct number was 1,265,394,834.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

2 November 2007.	Reuters Group PLC — Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

2 November 2007	Director Dealing
LONDON — In connection with personal tax planning in anticipation of the completion of the Thomson-Reuters transaction, Thomas Glocer, Chief Executive Officer of Reuters Group PLC, wishes to exercise options granted under the Discretionary Share Option Plan in 2003 and 2004 over 3,804,466 ordinary shares of 25p in the capital of Reuters Group PLC in the next few days. Mr Glocer will then sell only that number of shares in the market needed to fund the exercise price, tax and selling costs payable as a consequence of the exercise and sale. Mr Glocer will receive no net cash from the disposal.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Miriam McKay, Global Head of Investor Relations
Tel: +44 (0) 207 542 7057
Mobile: +44 (0) 7990 567 057
miriam.mckay@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
Tel: +44 (0) 207 542 8763
Mobile: +44 (0) 7967 044 840
victoria.brough@reuters.com
Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

2 November 2007.	Reuters Group PLC — Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

5 November 2007.	Reuters Group PLC — Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

5 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑      An acquisition or disposal of voting rights
☐      An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
☐      An event changing the breakdown of voting rights
☐      Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Bear, Stearns International Trading Limited
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
1 November 2007
6. Date on which issuer notified:
5 November 2007
7. Threshold(s) that is/are crossed or reached:
Over 3%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
GB0002369139	Under 3%	Under 3%	46,847,207	46,847,207	N/A	3.702%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
N/A	N/A	N/A	N/A	N/A
Total (A+B)

Number of voting rights	Percentage of voting rights
46,847,207	3.702%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

6 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 November 2007 it has 1,265,557,144 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

6 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑       An acquisition or disposal of voting rights
☐      An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
☐       An event changing the breakdown of voting rights
☐       Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):
Credit Suisse Securities (Europe)
Limited Credit Suisse International
Credit Suisse Securities (USA) LLC
Credit Suisse Capital LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
31 October 2007
6. Date on which issuer notified:
1 November 2007
7. Threshold(s) that is/are crossed or reached:
5%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	50,568,461	50,568,461	64,123,974	64,123,974	N/A	5.07%	N/A
ADR — US7613M1027	16,002	16,002	23,022	23,022	N/A	0.0018%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Option	December 21 2007	N/A	135,000	0.0107%
Total (A+B)

Number of voting rights	Percentage of voting rights
64,281,996	5.08%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

6 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 5 November 2007 it has 1,265,498,159 ordinary shares of 25 pence each in issue excluding shares held in
Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is
GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

6 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑      An acquisition or disposal of voting rights
☐      An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
☐      An event changing the breakdown of voting rights
☐      Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Bear, Stearns International Trading Limited
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
2 November 2007
6. Date on which issuer notified:
5 November 2007
7. Threshold(s) that is/are crossed or reached:
Under 3%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
GB0002369139	48,847,207	48,847,207	Under 3%	Under 3%	N/A	Under 3%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
N/A	N/A	N/A	N/A	N/A
Total (A+B)

Number of voting rights	Percentage of voting rights
Under 3%	Under 3%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

7 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 November 2007 it has 1,269,408,207 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

7 November 2007.	Director Dealing
LONDON — This notification relates to transactions notified in accordance with Disclosure Rules and Transparency Rules.
On 5 November 2007 Tom Glocer, Chief Executive and executive director of Reuters, exercised options granted under the Discretionary Share Option Plan in 2003 and 2004 over 3,804,466 Ordinary shares of 25p in the capital of Reuters Group PLC. 2,637,953 shares were sold. Since all of the proceeds are being used to cover the exercise price and associated tax costs, Mr Glocer will receive no net cash from the disposal. The transaction was made for personal US tax planning purposes.
After these transactions Mr Glocer’s interests in ordinary shares are as follows:
Director Thomas Glocer
Shares held: 1,889,515
Share awards under long term incentives: 3,148,505
Share Options: 3,997,262
These holdings do not exceed 1% of the issued share capital of the company.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Miriam McKay, Global Head of Investor Relations
Tel: +44 (0) 207 542 7057
Mobile: +44 (0) 7990 567 057
miriam.mckay@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
Tel: +44 (0) 207 542 8763
Mobile: +44 (0) 7967 044 840
victoria.brough@reuters.com
Forward Looking Statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

9 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑      An acquisition or disposal of voting rights
☐      An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
☐      An event changing the breakdown of voting rights
☑      Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:
Jeffrey W. Ubben
ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.
4. Full name of shareholder(s) (if different from 3.):
(i) ValueAct Capital Management, L.P.
(ii) ValueAct Capital Master Fund III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
7 November 2007
6. Date on which issuer notified:
8 November 2007
7. Threshold(s) that is/are crossed or reached:
6%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
(i) Ordinary	86,970,759	86,970,759	75,376,112	75,376,112	N/A	5.9%	N/A
shares
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Total (A+B)

Number of voting rights	Percentage of voting rights
75,376,112	5.9%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (66,194,475 ordinary shares) and ValueAct Capital Master Fund III, L.P. (9,181,637 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

9 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 9 November 2007 it has 1,269,430,611 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

13 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 13 November 2007 it has 1,269,507,432 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

14 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 November 2007 it has 1,269,557,371 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

15 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 15 November 2007 it has 1,269,578,399 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the panel

19 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 19 November 2007 it has 1,269,602,490 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

19 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑ An acquisition or disposal of voting rights
☐ An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
☐ An event changing the breakdown of voting rights
☐ Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):
N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
14 November 2007
6. Date on which issuer notified:
16 November 2007
7. Threshold(s) that is/are crossed or reached:
3%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	Below 3%	Below 3%	38,381,688	38,381,688	N/A	3.03%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
N/A	N/A	N/A	N/A	N/A
Total (A+B)

Number of voting rights	Percentage of voting rights
38,381,688	3.03%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

19 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:

☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☑	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:
Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):
Deutsche Bank AG
Abbey Life Assurance Company Ltd.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
12 November 2007
6. Date on which issuer notified:
13 November 2007
7. Threshold(s) that is/are crossed or reached:
Direct 4%
Aggregate direct and financial instruments 4%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of
	Number of	Number of voting	shares	rights		voting rights
Class/type of shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
ORDGB0002369139	39,165,497	39,165,407	50,904,204	50,904,204	N/A	4.01%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Call Option	March 2008		1,531,863	0.12%

Total (A+B)

Number of voting rights	Percentage of voting rights
52,436,067	4.13%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

20 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 20 November 2007 it has 1,269,640,857 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

20 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:

☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☐	Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC
Credit Suisse Capital LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
14 November 2007
6. Date on which issuer notified:
16 November 2007
7. Threshold(s) that is/are crossed or reached:
6%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of	shares	rights		rights
shares	shares	voting rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	64,123,974	64,123,974	76,093,220	76,093,220	N/A	6.01%	N/A
ADR — US7613M1027	23,022	23,022	5,760	5,760	N/A	0.000455%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Option	Dec 21 2007	N/A	135,000	0.0107%

Total (A+B)

Number of voting rights	Percentage of voting rights
76,233,980	6.01%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

21 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 21 November 2007 it has 1,269,681,319 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the panel.

21 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:

☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☐	Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC
Credit Suisse Capital LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
16 November 2007
6. Date on which issuer notified:
20 November 2007
7. Threshold(s) that is/are crossed or reached:
7%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of	shares	rights		rights
shares	shares	voting rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	76,093,220	76,093,220	90,025,005	90,025,005	N/A	7.11%	N/A
ADR — US7613M1027	5,760	5,760	5,760	5,760	N/A	0.000455%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Option	Dec 21 2007	N/A	135,000	0.0107%

Total (A+B)

Number of voting rights	Percentage of voting rights
90,165,765	7.13%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

22 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 22 November 2007 it has 1,269,658,429 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

26 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:

☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☑	Other (please specify): DTR 5.1.3 (4) & DTR 5.1.5 (1)
3. Full name of person(s) subject to the notification obligation:
Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
21 November 2007
6. Date on which issuer notified:
23 November 2007
7. Threshold(s) that is/are crossed or reached:
3%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of	shares	rights		rights
shares	shares	voting rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	39,472,842	39,472,842	36,835,536	N/A	36,835,536	N/A	2.9109%
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
N/A	N/A	N/A	N/A	N/A
Total (A+B)

Number of voting rights	Percentage of voting rights
36,835,536	2.9109%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

26 November 2007.	Director’s Appointment
London, 26 November 2007 — Thomas H. Glocer, 48, CEO of Reuters Group PLC, is to join the board of Merck & Co Inc, the global pharmaceutical company as a non-executive director, effective tomorrow, 27 November 2007. Mr Glocer’s appointment is as one of Merck’s 11 outside directors on its 12-member board.
Mr Glocer is active in a variety of industry and civic associations on both sides of the Atlantic. He is a member of the International Advisory Board of British American Business Inc., the Advisory Board of the Judge Institute of Management at Cambridge University, the European Business Leaders Council, the Corporate Advisory Group of Tate Britain and the Madison Council of the Library of Congress. Mr Glocer is also active in several public education initiatives in New York City and London.
Contacts
Victoria Brough — Global Head of Financial PR
+44 20 7542 8763 — victoria.brough@reuters.com
Miriam McKay — Global Head of Investor Relations
+44 20 7542 7057 — miriam.mckay@reuters.com
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

26 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:

☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☐	Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):
Deutsche Bank AG
Abbey Life Assurance Company Ltd
Tilney Investment Management
Deutsche Asset Management Investment GmbH
Deutsche Investment Management Americas Inc
Deutsche Bank Trust Company Americas
Deutsche Asset Management (Japan) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
21 November 2007
6. Date on which issuer notified:
23 November 2007
7. Threshold(s) that is/are crossed or reached:
5%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of
Class/type of	Number of	Number of	shares	rights		voting rights
shares	shares	voting rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	50,904,204	50,904,204	66,247,079	66,247,079	730,412	5.22%	0.06%
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Call Option	March 2008	N/A	1,531,863	0.12%
Total (A+B)

Number of voting rights	Percentage of voting rights
68,509,354	5.40%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

26 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☐	Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC
Credit Suisse Capital LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
21 November 2007
6. Date on which issuer notified:
23 November 2007
7. Threshold(s) that is/are crossed or reached:
8%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the triggering		Resulting situation after the triggering transaction
	transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of voting	shares	rights		rights
shares	shares	rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	103,761,891	103,761,891	95,131,217	95,131,217	N/A	7.51%	N/A
ADR — US7613M1027	5,760	5,760	6,360	6,360	N/A	0.0005%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Option	Dec 21 2007	N/A	135,000	0.0107%
Total (A+B)

Number of voting rights	Percentage of voting rights
95,272,577	7.53%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

26 November 2007.	Notification of Major Interest in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
REUTERS GROUP PLC
2. Reason for the notification:
☑	An acquisition or disposal of voting rights

☐	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

☐	An event changing the breakdown of voting rights

☐	Other (please specify):
3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3.):
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC
Credit Suisse Capital LLC
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
19 November 2007
6. Date on which issuer notified:
21 November 2007
7. Threshold(s) that is/are crossed or reached:
8%
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the		Resulting situation after the triggering transaction
	triggering transaction		Number of	Number of voting		Percentage of voting
Class/type of	Number of	Number of	shares	rights		rights
shares	Shares	voting rights	Direct	Direct	Indirect	Direct	Indirect
ORD — GB0002369139	90,025,005	90,025,005	103,761,891	103,761,891	N/A	8.19%	N/A
ADR — US7613M1027	5,760	5,760	5,760	5,760	N/A	0.0005%	N/A
B: Financial Instruments

Resulting situation after the triggering transaction
		Exercise /	Number of voting rights that may be
Type of financial	Expiration	Conversion Period /	acquired if the instrument is exercised /	Percentage of
instrument	date	Date	converted	voting rights
Option	Dec 21 2007	N/A	135,000	0.0107%
Total (A+B)

Number of voting rights	Percentage of voting rights
103,902,651	8.2%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

28 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 28 November 2007 it has 1,269,704,452 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

29 November 2007.	Reuters Group PLC — Rule 2.10 Announcement
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 29 November 2007 it has 1,269,967,111 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00. The ISIN reference for these securities is GB0002369139.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.